

OCTOBER IS BREAST CANCER AWARENESS MONTH!

CHECK OUT THIS NEW WAY TO SAVE BREASTS!

Join the crowdfunding campaign that funds a NEW breast cancer treatment that does NOT use radiation!

JOIN THE CROWD!







OR CLICK HERE

Initial research funded by the National Science Foundation!

LET'S KEEP IT GOING!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the Wefunder platform. Any indication of interest involves no obligation or commitment of any kind.

SENOGUARD



Robb Finnemore • You
Chief Financial Officer at SenoGuard Inc
5mo • Edited • 🌐

Exciting News!

I'm pleased to let my LinkedIn network know that I have recently joined Senoguard as CFO. Senoguard is at the forefront of cancer innovation, developing a patented medical device aimed at improving breast cancer treatment. Our goal is to provide a more accessible and cost-effective alternative to traditional therapies, especially in underserved areas.

With October being Breast Cancer Awareness Month, this mission feels even more critical. I'm proud to be part of a team that is dedicated to making a real difference in the fight against breast cancer.

We are currently running a crowdfunding campaign on WeFunder, and I would love for you to check it out and support our mission to help make this critical treatment more available to those who need it most.

Explore our campaign here: https://lnkd.in/eY9yj4h7

SEC Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#Senoguard #BreastCancerAwarenessMonth #BreastCancerTreatment
#MedicalDevices #Innovation #Healthcare #Crowdfunding #WeFunder
#FightCancer



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